United States securities and exchange commission logo





                           April 28, 2021

       Manuel Litchman, M.D.
       President & CEO
       Mustang Bio, Inc.
       377 Plantation Street
       Worcester, MA 01605

                                                        Re: Mustang Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 23,
2021
                                                            File No. 333-255476

       Dear Dr. Litchman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mark F. McElreath